The Winning Edge Financial Group, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2017

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ   08690

Tel: 609-540-1751

Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
The Winning Edge Financial Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements).   In my opinion, the financial statements present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. as of December 31, 2017 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Winning Edge Financial Group, Inc.'s management. My responsibility is to express an opinion on The Winning Edge Financial Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to The Winning Edge Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.   My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of The Winning Edge Financial Group, Inc.'s financial statements.

The supplemental information is the responsibility of The Winning Edge Financial Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as The Winning Edge Financial Group, Inc. auditor since 2010.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 8, 2018

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Current Assets		
Cash and cash equivalents	$	135,297
Commissions receivable		19,803
Miscellaneous receivables		410
Prepaid expenses		320
Total Current Assets		155,830
Office Equipment		
Computer equipment		11,765
Less: Accumulated depreciation		(11,147)
		618
Other Assets		
Investments, at fair value		115,245
Total Assets	$	271,693

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accrued expenses	$	11,200
Payroll taxes payable		7,228
Income taxes payable - current		15,606
Total Current Liabilities		34,034
Income taxes payable - deferred		27,848
Total Liabilities		61,882
Stockholder Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Paid-in Capital		22,500
Retained earnings		186,311
Total Stockholder Equity		209,811
Total Liabilities and Stockholder Equity	$	271,693

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2017

REVENUES

Commissions	$	163,976
Tax Preparation fees		42,394
Consulting fees		500
Unrealized gains		14,565
Dividend & interest income		1,576
		223,011

OPERATING EXPENSES

Salaries, wages & benefits	57,261
Occupancy	42,000
Professional fees	4,303
Regulatory fees	2,442
General & administrative	3,995
Advertising	705
Insurance	1,376
Auto expense	8,640
Travel, and entertainment	20,955
Payroll tax	5,295
Telephone & internet	8,154
Depreciation	619
	155,745

Income From Operations & Before Income Tax	67,266
Income tax expense - current	15,618
Income tax expense -deferrred	6,211
Net Income	$ 45,437

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
Year Ended December 31, 2017

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total Stockholder Equity |
	Number of Shares	Amount			
Balance at December 31, 2016	1,000	$ 1,000	$ 22,500	$ 140,874	$ 164,374
Net Income	-	-	-	45,437	45,437
Balance at December 31, 2017	1,000	$ 1,000	$ 22,500	$ 186,311	$ 209,811

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	45,437
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		619
Unrealized Gain on investment		(14,565)
(Increase) Decrease in Operating Assets:		
Receivables		4,571
Prepaid expenses		631
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(8,715)
Taxes payable -current		11,595
Taxes payable -deferred		5,642
Net cash provided by operating activities		45,215
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		45,215
Cash and cash equivalents at Beginning of Year		90,082
Cash and cash equivalents at End of Year	$	135,297
Supplemental Disclosures		
Cash paid for income taxes	$	4,580
Cash paid for interest	$	-

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
Notes to Financial Statements
Year Ended December 31, 2017

1   Organization and Nature of Business

The Winning Edge Financial Group, Inc. (The Company) is a New Jersey corporation conducting business as securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority - ("FINRA") .

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of the collectability of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2017 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years for equipment. Equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition

The Company earns commissions from executing customer transactions in mutual fund securities and variable annuities. The Company recognizes revenue from other fees in the period earned, that is, when the transaction has been completed or the services have been rendered.

(g) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to unrealized gain on investments. The deferred tax liability represents the future tax return consequences that will be realized when the asset is settled. No recognition for uncertain tax provisions has been included because the Company believes there are none.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2017 and there are no open tax years prior to 2014. In addition, no income tax related penalties & interest have been recorded for the year ended December 31, 2017.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 8, 2017 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred that require disclosure in or adjustment to the financial statements.

(k) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $158,537, which was $153,537 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .3903 to 1.

4   Financial Instruments

Investments are presented in the financial statements at market value and is considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of common stock held. The following is a summary of investments at December 31, 2017:

	Fair Value
Common Stock - Level 1 Input	
1,500 shares NASDAQ Stock, cost $18,907	$ 115,245

5   Concentrations

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from the sale of open-end mutual funds and variable annuities.

6   Related Party Transactions

The Company leases office space from an affiliated company that is owned by its principal stockholder. There is no written lease agreement and currently the lease is on a month to month basis. The annual rent paid to this related party was $42,000.

In addition, the Company paid a salary to its principal shareholder of $34,000, made matching contributions of $6,800 to the 401K plan and paid $29,595 for various travel & overhead expenses.

7   Income Taxes

Unrealized investment gains of $91,538 have not been recognized for current income tax purposes. As a result the Company has accrued a deferred income tax liability. At December 31, 2017 the Company's deferred income tax liability was $27,848.

8   Pension Plan

The Company has a 401 Uni(k) Plan which covers the Company's only employee and sole shareholder. Contributions to the plan included the statement of operations for the year ended December 31, 2017 totaled $6,800.

9   Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2017 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

11   Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2017 the Company was in compliance with this program.

12   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2017

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ   08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
The Winning Edge Financial Group, Inc.

I have reviewed management's statements included in the accompanying Exemption Report,   in which (1) The Winning Edge Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Winning Edge Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(1),   (the "exemption provisions") and (2) The Winning Edge Financial Group, Inc. stated that The Winning Edge Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Winning Edge Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Winning Edge Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 8, 2018

THE WINNING EDGE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2017
Schedule I

NET CAPITAL

Common stock	$	1,000
Paid-in capital		22,500
Retained earnings		186,311
Total Credits		209,811

Debits

Accounts receivable		18,617
Haircuts - stocks		17,287
Undue concentration		14,432
Equipment less accumulated		
depreciation		618
Prepaid expense		320
Total Debits		51,274
NET CAPITAL	$	158,537

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	4,121
Minimum net capital requirement		5,000
Net capital in excess of requirements	$	153,537

Ratio of Aggregate Indebtedness to Net Capital	.3903 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2017)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	158,829
Net Capital, per above		158,537
Difference	$	292

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2017.

The Winning Edge Financial Group, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2017

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by The Winning Edge Financial Group, Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

The Winning Edge Financial Group, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2017

"EXEMPT UNDER 15c3-3 (k)(1)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, The Winning Edge Financial Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2017 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(1) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

The Winning Edge Financial Group, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2017

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

The Winning Edge Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

The Winning Edge Financial Group, Inc.

I, Ben Zangara, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



_____
Ben Zangara, President

3/14/2018
_____
Date